SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Aurum Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

052093101
(Cusip Number)

Joseph Isaac Gutnick
Golden Target Pty Ltd.
Level 1A,42 Moray Street
Southbank, Victoria 3006 Australia
Tel: 011-613 8532 2860

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [ ].
Check the following box if a fee is being paid with this statement [ ].
The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 052093101
1.	Name of Reporting Person
S.S. of I.R.S. Identification No. of Above Person

Golden Target Pty Ltd.
I.R.S. Employer Identification No.: Not Applicable

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)
(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (see Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)[ ]

6.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially owned by:	7. Sole Voting Power: None
8. Shared Voting Power: None
9. Sole Dispositive Power: None
10. Shared Dispositive Power: None

11.            Aggregate Amount Beneficially Owned by Each Reporting
Person:  None
12.            Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) []
13.            Percent of Class Represented by Amount in row (11):  0%
14.            Type of Reporting Person (See Instructions):  CO

CUSIP NO. 052093101
1.            Name of Reporting Person
S.S. of I.R.S. Identification No. of Above Person
Joseph I. Gutnick
I.R.S. Employer Identification No.: Not Applicable
2.            Check the Appropriate Box if a Member of a Group
(See Instructions)
(a)            [ ]
(b)            [x]
3.            SEC Use Only
4.            Source of Funds (see Instructions):  OO
5.            Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]
6.            Citizenship or Place of Organization:  Australia
Number of Shares Beneficially owned by:	7. Sole Voting Power: None
8. Shared Voting Power: None
9. Sole Dispositive Power: None
10. Shared Dispositive Power: None

11.            Aggregate Amount Beneficially Owned by Each Reporting
Person:  None.
12.            Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) []
13.            Percent of Class Represented by Amount in row (11):  0%
14.            Type of Reporting Person (See Instructions):  IN

Item 1.                          Security and Issuer

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons (defined below) with the Securities and Exchange Commission ("SEC') on January 7 2010 with respect to the common Stock, par value $0.0001 per share (the "Common Stock") of Aurum Inc., a Delaware corporation ("Issuer"), whose executive offices are located at Level 1A, 42 Moray Street, Southbank, Victoria 3006, Australia.
Item 2.                          Identity and Background
(a)-(c)            The undersigned (the "Reporting Persons") hereby file this Schedule 13D statement on behalf of:
(i)            Golden Target Pty Ltd. ("Golden"), a private corporation engaged as the trustee of a private family investment trust.
(ii)            Joseph I. Gutnick ("JG").  JG is an officer, director and stockholder of Golden.  JG's principal occupation is as a private investor.
 (d)            None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)            None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f)            The individual referred to in Paragraph (a) above is an Australian citizen.  Golden is an Australian corporation.

Item 3.                          Source and Amount of Funds or Other Consideration.

No applicable.
Item 4.                          Purpose of Transaction
The Shares were held by Golden as the trustee of a private family investment trust (the "Trust") for investment purposes. In connection with the resignation of Golden as the trustee of the Trust as of February 29, 2016, Golden transferred the Shares to the successor trustee.
Item 5.                          Interest in Securities of the Issuer
(a) and (b)                          The number of shares of Common Stock of the Issuer held by each person named in response to Item 2 as of the date hereof are as follows:
Name	Aggregate Number Of Shares Owned	Percentage of Outstanding(1)

Golden	0	--%
JG	0 (2)	--%

_________________________
(1)	Based on 135,850,000 shares of Common Stock outstanding on April 1, 2017.
(2)	Excludes shares of Common Stock that may be deemed to be beneficially owned by JG's spouse as to which he disclaims beneficial ownership.
(c)            None of the persons listed in response to Item 2 above acquired any shares of Common Stock of the Issuer during the past 60 days.
(d)            Not applicable.
 (e)            Not applicable.
Item 6.                                        Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.                          Material to be Filed as Exhibits
Not Applicable

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GOLDEN TARGET PTY LTD.

By:	/s/ Joseph I. Gutnick
Director

Dated: April 27, 2017

/s/ Joseph I. Gutnick
Joseph I. Gutnick